KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
May 26, 2011
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Re:	KB Home Form 10-K for the fiscal year ended November 30, 2010 Filed January 31, 2011 File No. 1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 12, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended February 28, 2011 that we filed with the Commission on April 11, 2011 (the “Form 10-Q”).
Below we have reprinted the comments from the May 12, 2011 letter in bold, followed by our responses.
Form 10-K for the fiscal year ended November 30, 2010
Note 15. Legal Matters, page 81
1.	We note your response to our prior comment two. We note that, at February 28, 2011, you determined you have a probable obligation of $211.8 million related to the Springing Guaranty and this amount is partially offset by the $75.2 million estimated fair value of the South Edge land subject to your guaranty. Based on your disclosures of the outstanding principal balance of the South Edge loans, your percentage interest in South Edge, and your estimated range of unpaid interest, please clarify how you determined the amount of your probable obligation. Also, please clarify why your accrual for the loss on the loan guaranty that you recorded during the period ended February 28, 2011 was only $22.8 million. In this regard, we note from your letter dated March 29, 2011 that, at November 30, 2010, you determined a loss related to the Springing Guaranty was not probable. Therefore, it is unclear to us if and why you recorded reserves prior to February 28, 2011 for the difference between your $211.8 million probable obligation and the $75.2 million estimated fair value of the land.
Response:
Determination of Probable Springing Guaranty Obligation. We estimated at February 28, 2011 that our probable obligation in respect of the Springing Guaranty was $211.8 million based on discussions in February 2011 with the other South Edge members and their respective parent companies and the administrative agent for the lenders to South Edge. Our estimation also reflected our view that resolving the matters discussed would likely occur through a bankruptcy court-approved plan of reorganization for South Edge of which we would be a proponent (a “Supported Plan”).

In consideration of the foregoing, we estimated our probable obligation at February 28, 2011 based on the following assumptions: (a) that it was probable that the Springing Guaranty would be enforced if the administrative agent for the lenders to South Edge brought a claim under it; (b) that in a Supported Plan, as part of a negotiated consensual settlement, the consenting lenders would accept a total of approximately $327 million from certain of the South Edge members (including KB HOME Nevada Inc.) and their respective parent companies (including us) to resolve the lenders’ claims (including interest on the debt owed by South Edge and attorneys’ fees) against South Edge in the bankruptcy case and their claims against the South Edge members and their respective parent companies (including us and KB HOME Nevada Inc.) in the Lender Litigation (which Lender Litigation is described in the Form 10-Q); (c) that the approximately $327 million settlement amount described in (b) would reflect the application to the debt owed by South Edge of an additional sum of approximately $26 million in infrastructure development funds already pledged to the administrative agent for the lenders to South Edge; and (d) as stated in our April 20, 2011 letter, that it was probable that we would acquire, pursuant to a Supported Plan, a portion of South Edge land that had initially been allocated to two original South Edge members that declared bankruptcy or were adjudicated bankrupt in 2008 in addition to the South Edge land initially allocated to us, which would result in our share of the South Edge land increasing to approximately 64.8%. Therefore, we estimated at February 28, 2011 that our payment in respect of the Springing Guaranty would be approximately 64.8% of approximately $327 million, or $211.8 million.
Please note that while we believe it is probable that we will become a proponent of a Supported Plan, we continue to support South Edge’s appeal of the April 28, 2011 decision of the U.S. District Court to issue an order granting dismissal of appeals of the February 3, 2011 court decision to enter an order for relief on the Chapter 11 involuntary bankruptcy petition filed against South Edge and to appoint a trustee for South Edge. We are also participating in an appeal of the U.S. District Court decision. By engaging in discussions that may result in our being a proponent of a Supported Plan, we are not waiving the right to challenge the orders that are the subject of the appeals. In addition, we continue to believe that we have potential offsets or defenses against enforcement of the Springing Guaranty.
Accrual for Loss on Loan Guaranty. As described in our March 8, 2011 and March 29, 2011 letters, the facts and circumstances surrounding South Edge have changed substantially since we became involved in the project in 2004, reflecting a complex and evolving mix of legal, operational, strategic and financial factors, interests and events, many of which remain to be resolved and have uncertain outcomes. Throughout this period, we have continued to assess the South Edge project (including our potential obligation in respect of the Springing Guaranty) at each quarterly reporting date using judgment and assumptions believed to be appropriate based on the information known to us at the particular time each assessment was made.
For the reasons discussed in our March 8, 2011 and March 29, 2011 letters, we did not consider our potential obligation in respect of the Springing Guaranty to be probable until the February 3, 2011 court decision to enter an order for relief on the Chapter 11 involuntary bankruptcy petition filed against South Edge and to appoint a trustee for South Edge. Therefore, although the debt owed by South Edge was a factor in our assessments, as was the Springing Guaranty, we did not record a liability specifically for the Springing Guaranty until the quarter ended February 28, 2011. As described in our March 29, 2011 letter, we recorded charges in 2007 and 2008 to establish reserves relating to the anticipated acquisition of land from South Edge. The charges we recorded in 2007 resulted from the expected losses arising from the purchase price we believed KB HOME Nevada Inc. would pay for the land, taking into account a decline in market prices for land and housing in southern Nevada. The charges we recorded in 2008 reflected changed facts and circumstances surrounding South Edge at the time, including the financial difficulties of two original South Edge members, South Edge’s loan default and prevailing local market conditions with respect to land values. The balance of these reserves relating to South Edge totaled approximately $122 million at November 30, 2010. As noted in our March 8, 2011 letter, our having a potential obligation in respect of the Springing Guaranty was one of multiple factors taken into account in evaluating this reserve balance.
In view of the February 3, 2011 court decision, we determined that our obligation in respect of the Springing Guaranty was probable, and, as described above, we reflected an estimated payment amount of $211.8 million in our consolidated financial statements as of February 28, 2011. We determined the corresponding loss on loan guaranty for the quarter ended February 28, 2011 by applying $113.8 million of the approximately $122 million reserve balance relating to South Edge (the remaining reserve balance was utilized for other net liabilities related to South Edge), and factoring in the offsetting impact of the $75.2 million estimated fair value of the South Edge land expected to be acquired. This resulted in the $22.8 million loss on loan guaranty we recorded in the quarter ended February 28, 2011.
2.	We note your response to our prior comment two. Based on your response and disclosures related to your determination of the estimated fair value of the South Edge land, please address the following supplementally and in future filings:
(A)	Better explain how and why the number of acres of land you based your fair value estimate on increased approximately 30% from November 30, 2010 to February 28, 2011;

(B)	Quantify and discuss the appreciation factors you used to estimate fair value;

(C)	Provide an estimate of the fair value of the land, as is, based on current market conditions; and

(D)	Address the financial ability of the other parties subject to the joint venture to fulfill their obligations, including if you believe it is reasonably possible that your probable obligation could increase if they are unable to fulfill their obligations.
Response:
For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullet points in the May 12, 2011 letter.
(A)	Increase in South Edge Land Acreage. As discussed in our April 20, 2011 letter, the disposition of the South Edge assets through a bankruptcy court process is anticipated to be lengthy, involve multiple constituencies with various interests, and require the collaboration of multiple parties. Ongoing discussions since the February 3, 2011 court decision with certain of the other South Edge members and their respective parent companies and the administrative agent for the lenders to South Edge continue to evolve, and it is uncertain when a final resolution may be reached and what form it will take — including as to the developable acres of South Edge land that we may ultimately acquire. As of November 30, 2010, we assumed that we would acquire the 458 developable acres of South Edge land that was initially allocated to us in the relevant joint venture documents. Based on the aforementioned discussions that occurred in February 2011, we determined that it was probable that a Supported Plan would have to address the entirety of the debt owed by South Edge and all of the South Edge assets, including the respective shares of the debt and assets initially allocated to the two original South Edge members that declared bankruptcy or were adjudicated bankrupt in 2008. Therefore, we determined that it was probable that, as part of a Supported Plan, we would acquire an additional 103 developable acres, principally representing a portion of the South Edge land that had initially been allocated to the two original South Edge members that declared bankruptcy or were adjudicated bankrupt in 2008. Also, we believed it was probable that we would realize 31 additional developable acres of South Edge land pursuant to a revised development plan for the South Edge project. As a result, we assumed as of February 28, 2011 that it was probable that we would acquire a total of 592 developable acres of South Edge land. Until a final resolution of the matter is reached, we will continue to update our estimate of the developable acres of South Edge land that we ultimately expect to acquire.

(B)	Appreciation Factors Used to Estimate Fair Value. As described in our March 29, 2011 and April 20, 2011 letters, the estimated fair value of our share of the South Edge land expected to be acquired was calculated using a present value methodology that was based on, among other things, assumptions and judgments related to estimates of average selling prices, estimates of potential future home sales and cancellation rates, and anticipated land development, construction and overhead costs. This methodology also incorporated anticipated appreciation in revenues and costs over the expected 15 year life of the South Edge project.

As to revenues, we applied an annual appreciation factor of 5% to the average selling prices for our homes at the South Edge project for the quarter ended February 28, 2011 to estimate the average selling prices of homes expected to be sold during the relevant 15 year period. In determining this appreciation factor, we considered the following five items:
(i)	since we entered the southern Nevada market in 1993 and through 2010, the average selling price for new homes in this market increased 3.5% on a compounded annual basis, with a compounded annual increase of 8.4% from 1993 through 2006. Our assumption at February 28, 2011 was that average selling prices in the southern Nevada market will increase within the range of these historical trends (i.e., not as much as the 8.4% annual rate, but greater than the 3.5% annual rate);

(ii)	in conjunction with the severe deterioration in market conditions experienced since 2006 (the year in which sales prices peaked), average selling prices have dropped significantly in the southern Nevada market. We believe this is primarily attributable to an oversupply of homes available for sale due to foreclosures, the local economic and employment environment, and other factors. As this oversupply is expected to diminish over time, our assumption at February 28, 2011 was that average selling prices in the southern Nevada market will rebound from presently depressed levels;

(iii)	based on our recent sales experience at two communities located near South Edge, we consider recent average selling prices of homes at the South Edge project to be depressed relative to the southern Nevada market. We believe this is due to clouded consumer perceptions about the South Edge project generated from recent negative media coverage about the project. Our assumption at February 28, 2011 was that this negative impact will be alleviated when the bankruptcy process and other legal matters involving South Edge are resolved;

(iv)	the southern Nevada market is land-constrained with respect to residential development, with nearly all of the surrounding land under the control of the federal Bureau of Land Management. Given this circumstance, and with the South Edge project considered a premium master planned development, our assumption at February 28, 2011 was that the average selling prices of homes at the South Edge project will increase at a rate greater than that for homes in the southern Nevada market over the life of the project; and

(v)	if we or any other builder or developer acquire the South Edge land that we expect to acquire, our assumption at February 28, 2011 was that it would be possible to effectively manage home sales and pricing strategies to maximize revenues and profits while remaining competitive against housing alternatives in the southern Nevada market due in part to the factors discussed in (iii) and (iv) above.
As to costs, which include amounts required to develop the land, build homes, and cover overhead (e.g., closing costs, warranty, sales commissions, and general project management costs), the following appreciation considerations were applied to the cost estimates at February 28, 2011 for the South Edge project:
(i)	a 10% factor was added to the cost estimates for development work expected to be completed over the life of the South Edge project, reflecting the potential cost increases and other uncertainties inherent in estimating development costs of a project of the scale of South Edge;

(ii)	an annual appreciation factor of 1% was applied to home construction costs to reflect anticipated inflation of such costs, taking into account historical trends and current market conditions. Home construction work (including the purchase of building materials) is typically performed by subcontractors. Based on our experience in the southern Nevada market, home construction costs have remained level or declined since 2008. Given the relatively low level of work available in the local market and significant competition among subcontractors, our assumptions at February 28, 2011 were that home construction costs are not expected to increase significantly over the life of the South Edge project and that the rate of any such increase will be below the anticipated rate of increase in the average selling prices of homes at the South Edge project over the same period; and

(iii)	overhead costs expected to be incurred in connection with the sale of each home at the South Edge project were included in our appreciation projections as a function of revenues. Therefore, these cost estimates were impacted by the 5% annual appreciation factor that we applied to the average selling prices for our homes at the South Edge project.
The above-described appreciation factors that we applied at February 28, 2011 to estimate the fair value of our share of the South Edge land expected to be acquired were determined using judgment and assumptions believed to be appropriate based on the information known to us at the time. We will continue to review and update as appropriate the appreciation factors used in calculating our fair value estimates of the South Edge land that we expect to acquire to reflect changes in relevant market conditions and other applicable factors.
(C)	Estimated Fair Value of South Edge Land. As reported in the Form 10-Q, the estimated fair value of the South Edge land expected to be acquired was $75.2 million at February 28, 2011. Consistent with our fair value estimate of the South Edge land at February 28, 2011, we will continue to perform fair value measurements (and disclose in our future filings the estimated fair value determined) based on the price that would be received if the South Edge land were to be sold in its then-current state in an orderly (not a forced) transaction under the market conditions prevailing as of the applicable reporting date. As discussed in our April 20, 2011 letter, important factors affecting the value of the South Edge land include the progress in resolving and concluding the bankruptcy process to which the land is now subject, and the probable development plan and related entitlements that condition the permissible use of the land. We will continue to update our fair value estimates of the South Edge land that we expect to acquire as changes in these and other factors occur over time.

(D)	Financial Ability of South Edge Members. Based on the information known to us as of the date of this letter, we believe that the other South Edge members (and their respective parent companies) that remain involved in South Edge are sufficiently financially sound to be able to fulfill their respective obligations. In addition, because the Springing Guaranty is a partial several repayment guarantee of the Loans, we believe it is not reasonably possible that our probable obligation in respect of the Springing Guaranty could increase if any of those other South Edge members (or their respective parent companies) are unable to fulfill their respective obligations in respect of the similar partial several repayment guarantees that each provided to the administrative agent for the lenders to South Edge. Depending on the circumstances, however, if a South Edge member or its parent company is unable to fulfill its respective obligations, we could voluntarily choose to assume a portion or all of any such obligations and would expect to receive in return a greater share of South Edge assets, including land.
We will provide disclosure that addresses these matters in our future filings as relevant.
Form 10-Q for the quarterly period ended February 28, 2011
Note 5. Receivables, page 11
3.	With a view toward future disclosure, please tell us the estimated fair value of the real estate that is subject to the pending foreclosure, as well as the amount and timing of any valuation allowances you recorded related to the outstanding note receivable.
Response:
The foreclosure of the real estate securing the note receivable was completed on April 13, 2011. Therefore, the note receivable is no longer outstanding. We are currently determining the estimated fair value of the real estate we acquired through the foreclosure. When this process is completed, we will record the real estate in our consolidated financial statements at fair value in inventory, and it will be subject to our quarterly inventory assessment process. If we identify any impairment to the real estate, we will include appropriate disclosures in our future filings. Based on our evaluations during the time the note receivable was outstanding, we did not identify any impairments and therefore did not record a valuation allowance on the note receivable.
Note 7. Inventory Impairment and Land Option Contract Abandonment, page 12
4.	With a view toward future disclosure, please provide us with a more specific and comprehensive discussion regarding how you considered current market conditions in your impairment analysis. In this regard, please tell us what consideration you gave to your declining sales, including declines when compared to the third and fourth quarters of fiscal 2010, declining backlog, and increasing cancellation rates. Please address over what time period you expect to be able to fully realize your current inventory balance.
Response:
As noted in our March 8, 2011 letter, on a quarterly basis, we assess the overall carrying value of long-lived assets such as inventory and investments in joint ventures. These assessments take into account, in a comprehensive manner and in accordance with generally accepted accounting principles, several factors that are specific to each such asset based on the information known to us at the time the assessments are made, including then-current conditions and trends in the market in which an asset is located. These quarterly assessments follow a process that is consistently applied and that is designed to ensure that impairment charges, if any, are identified and recorded in a timely manner.
Consistent with our quarterly process, our inventory assessments for the 2011 first quarter considered recent trends in our sales, backlog and cancellation rates at each of our communities and relevant land parcels. In those assessments, we determined that the declines in our sales and backlog levels (which reflect cancellations) that we experienced in the third and fourth quarters of 2010 did not reflect a long-term change in market conditions preventing recoverability. Rather, we determined that they reflected primarily the temporary and significant effect of the April 30, 2010 expiration of the federal homebuyer tax credit. The expiration of the federal homebuyer tax credit pulled forward demand into the first quarter and part of the second quarter of 2010, and led to sharp declines in demand during the second half of 2010 and into 2011. Also contributing to the declines in our sales and backlog levels in the second half of 2010 were actions we took in previous years to reduce the number of communities at which we sell homes, primarily by exiting underperforming markets and operating fewer communities in weaker markets. These actions were designed, among other things, to help us conserve cash and strengthen our balance sheet and to support investments in relatively stronger markets for future growth and profitability.
In addition to the above-described factors, our 2011 first quarter inventory assessments also considered our expectations that our sales and backlog levels will improve in the second half of 2011 on a year-over-year basis. These expectations are based on our experience that market conditions have been generally stable in 2010 and into 2011, with no significant deterioration or improvement identified, once the distortive impact of the expiration of the federal homebuyer tax credit is taken into account. These expectations are also based on our plans to increase the number of communities at which we sell homes during 2011. Our 2011 first quarter inventory assessments therefore considered that the anticipated positive comparisons in the second half of 2011 should lead to flat or slightly favorable year-over-year sales results for the full year and comparatively flat or slightly higher backlog levels entering 2012.
Due to the relatively stable market conditions that we have experienced and our expectations as to sales and backlog levels for the second half of 2011, and given the inherent challenges and uncertainties in forecasting future results, our 2011 first quarter inventory assessments assumed the continuation of current market conditions. Subject to our identifying new information suggesting a sustained deterioration in market conditions or other significant negative factors, we anticipate that for most of our assets in inventory where impairment indicators are identified, our quarterly inventory assessments in 2011 will anticipate sales rates and average selling prices to generally continue at then-current levels through an affected asset’s estimated remaining life.
As of February 28, 2011, we had $1.77 billion in inventory, consisting of approximately 37,000 lots owned or controlled. The estimated remaining life of each community and land parcel in our inventory depends on various factors, such as the total number of lots remaining to deliver homes; the expected timeline to acquire and entitle land and develop lots to build homes; the anticipated future sales and cancellation rates; and the timeline to build and deliver homes sold. While it is difficult to determine a precise timeframe for any particular inventory asset, we estimate our inventory assets’ operating lives under current and expected future market conditions to range generally from one year to in excess of 10 years. Based on current market conditions and expected delivery timelines, we expect to realize, on an overall basis, the majority of our current inventory balance within three to five years.
Note 15. Legal Matters, page 23
5.	With a view toward future disclosure, please tell us your share of the damages related to the separate arbitration commenced in May 2009, as well as the amount and timing of any accrual you recorded.
Response:
If the appeals of the arbitration panel’s July 6, 2010 decision ultimately are not successful, we have estimated that our probable maximum share of the $36.8 million awarded as damages to the claimant in the arbitration is approximately $25.5 million. This estimate is based on KB HOME Nevada Inc.’s interest in South Edge in relation to that of the other four respondents in the arbitration and our assumption that liability for the awarded amount would be joint and several among the five respondents. Therefore, we have since the third quarter of 2010 segregated an accrual for $25.5 million for this matter from our previously established reserve balances relating to South Edge. The ultimate amount of our share, however, could be subject to negotiations and/or potential arbitration among all of the respondents in the arbitration.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
6.	In future filings, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profits, including corresponding amounts. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K for guidance.
Response:
Our future filings will reflect this comment as relevant.
7.	With a view toward future disclosure, please provide us additional information regarding the amount of, as well as the facts and circumstances related to, the recent legal settlement disclosed on page 33.
Response:
The total settlement amount was $7.1 million, including settlement administration costs. The matter involved a consumer class action lawsuit, initially filed in April 2008 in California State Superior Court (Angela Bates vs. KB Home and Homesafe Escrow Company (Case No. RG-08-384954)). The lawsuit claimed that one of our subsidiaries violated California law in its performance of certain contract coordination services between 2003 and 2009. The contract coordination services at issue are no longer being performed. Trial was scheduled for February 14, 2011 and a settlement was reached on February 1, 2011 in a mediation. Though the settlement was of some significance among the items impacting our results of operations in the quarter ended February 28, 2011, the additional information provided here was not considered material to investors.
* * *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,
/S/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer
cc:	Tricia Armelin, Staff Accountant Anne McConnell, Senior Staff Accountant (U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary William R. Hollinger, Senior Vice President and Chief Accounting Officer (KB Home)